December 21, 2009

VIA EDGAR

Mr. Patrick Gilmore

Accounting Branch Chief, Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4561

100 F St., N.E.

Washington, D.C. 20549

Re:	NetScout Systems, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2009
Filed June 1, 2009
Form 10-Q for the Fiscal Quarter Ended September 30, 2009
Filed November 6, 2009
File No. 000-26251

Ladies and Gentlemen:

On behalf of NetScout Systems, Inc. (“NetScout”), we are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 13, 2009, with respect to the filings referenced above (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience have been incorporated and italicized into this response letter. We do not believe the Staff’s comments require an amendment to our Form 10-K for the fiscal year ended March 31, 2009 or our Form 10-Q for the fiscal quarter ended September 30, 2009.

Form 10-K for the Fiscal Year Ended March 31, 2009

General

1.	We note from disclosure on pages 32 and F-36 that you conduct operations in the Middle East and Africa. Iran and Syria, located in the Middle East and Sudan located in Africa, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with, Iran, Syria or Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, whether through subsidiaries, resellers, or other direct or indirect arrangements. In this regard, we note specifically that several pull-down menus on your website allow nationals of Iran to receive information and product demos from you. Your response should describe any services, products, equipment, components and technology you have provided to the referenced countries and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

NetScout’s Response:

NetScout sells and licenses products in the Middle East and Africa. However, we have not and will not sell or license to customers in countries where such export is prohibited by U.S. law including those countries you listed in your question, Iran, Syria, and Sudan, as well as the other prohibited countries Cuba and North Korea. We take seriously our compliance obligations under U.S. export control law and regulations. Contracts with our end users and resellers restrict export, deemed export, and re-export of products where prohibited by U.S. law, and we screen for denied parties and prohibited jurisdictions before any shipment. We note the inadvertent inclusion of Iran in a menu on our website and have removed that reference. Our future disclosures will specify that we do not sell to export prohibited countries.

Item 1. Business, page 4

2.	We note your apparently significant business relationships with government entities. Please tell us why you have not included in your Business section disclosure regarding the portion of your business that may be subject to renegotiation or termination at the election of the government. See item 101(c)(1)(ix) of Regulation S-K.

NetScout’s Response:

NetScout sells to federal government end users exclusively through resellers. Our reseller agreements do not permit cancellations or returns in the event that the federal end user customer elects to either renegotiate or terminate its agreement with the reseller. Our resellers bear the risk of any renegotiation or termination by federal end user customers.

Customers, page 12

3.	In his 2009 letter to shareholders, your chief executive officer discusses your plan to continue to grow and to focus on “major vertical markets.” Please tell us what consideration you gave to describing in greater detail your focus on major vertical markets and to quantifying the percentage of your revenues attributable to each such market.

NetScout’s Response:

The annual letter to shareholders from our CEO is an overview of NetScout’s market position and key strategies. The letter identifies our major vertical markets (wireless service providers, financial services and government) and the major business efforts anticipated in fiscal year 2010 to address them. We believe that this description is an appropriate level of disclosure for the letter to the shareholders and gives the reader our market perspective.

We do not disclose revenue by major vertical as revenue by vertical is generally not tracked or used to manage the company. We run NetScout as one business unit and do not segregate financial statement information by vertical market. As no financial information regarding vertical markets is available and is not used by our operating decision makers, our business in vertical markets do not constitute reportable segments.

Backlog, page 12

4.	Please provide the dollar amount of backlog as of a date comparable to that used to determine your backlog for fiscal year 2010. Clarify whether you believe the entire $10.0 million is expected to be filled within the current fiscal year. Refer to Item 101(c)(1)(viii) of Regulation S-K.

NetScout’s Response:

NetScout’s combined product backlog, consisting of unshipped product orders and deferred product revenue, entering fiscal year 2009 was $39.9 million. The entire $10 million of unshipped orders and deferred product revenue disclosed in NetScout’s Annual Report in Form 10-K has been recognized as revenue during the current fiscal year. In future Forms 10-K we will include all disclosure required by Item 101(c)(1)(viii) of Regulation S-K, including prior year comparable amounts.

Channels, page 12

5.	We note that sales to your indirect distribution channels accounted for 59% of your total revenue for the fiscal year ended March 31, 2009. Elsewhere, you state that your success depends, in part, on your ability to manage your distribution channels. Please expand your disclosure to provide a more detailed narrative discussion of the reseller-specific programs aimed at improving revenue fulfillment.

NetScout’s Response:

Historically and currently, NetScout uses indirect distribution channels principally as intermediaries on contractual terms for customers with whom we have no contract. Our sales force meets with end user customers to present NetScout products and solutions, conduct demonstrations, provide evaluation equipment, recommend detailed product solutions, develop product deployment designs and timelines, and assist in establishing financial and other justification for the proposed solution. During this selling process a channel partner, who has contracts with both the end customer and NetScout, may be brought in to facilitate the transaction and to provide fulfillment services. In the case of international channel partners, those services usually also include currency translation and first line maintenance support. In the U.S., fulfillment services are usually limited to invoicing and cash collection. Under this approach, we have limited dependence upon channel partners for the major elements of the selling process. In many cases, there are multiple channel partners with the required contractual relationships, so dependence on any single channel partner is minimized. However, in the future

NetScout may provide additional training and programs to channel partners which will enable and encourage them to be more active in selling NetScout products and solutions. We will expand our disclosure to include elements of this narrative in future Forms 10-K.

Item 1A. Risk Factors

“Our reliance on sole source suppliers…,” page 18

6.	You state that specific components that are necessary for the assembly of your probes and appliances, including computer network interface cards, are obtained from separate sole source suppliers or a limited group of suppliers, and that the inability to obtain, or an inadequate supply of these required components could adversely affect your business. We note also the general disclosure on page 12 to this effect. Please elaborate on the nature of your dependence on, and the material terms of your agreements with, these suppliers, and advise what consideration you gave to identifying in your filing any material suppliers to the company. In addition, please provide us with your analysis as to how you concluded you are not required by Item 601(b)(10)(ii)(B) of Regulation S-K to file your agreements with any limited-source suppliers of key components of your products.

NetScout’s Response:

NetScout is not materially dependent on any sole source provider or limited group of providers of components necessary for the assembly of our probes and appliances, including computer network interface cards. While we have historically relied on various sole or limited source suppliers for specific components of our products, we believe we maintain an adequate level of inventory in order to permit us to continue to manufacture our products during any reasonably foreseeable shortage, work interruption or other delivery failure of a given supplier. We evaluate other potential suppliers for our product components, and where we deem necessary have identified and/or engaged replacement suppliers. We believe that should the need arise to locate and qualify additional replacement suppliers to provide such product components we will be able to do so with minimal or no interruption to product shipments.

We have stated in our risk factors discussion in our filings that any inability to obtain or an inadequate supply of these components could adversely affect our business. We believe such disclosure is appropriate as part of the analysis of our potential risks. We regularly take the steps described above to mitigate these risks. Nevertheless, we may be unable to avoid incurring a temporary delay in our manufacturing operations should any of our suppliers cease operations or otherwise be unable to supply the components we require. However, we believe that our regular risk management actions have substantially mitigated our dependence on any supplier and that any delay in component deliveries would have neither a long term impact nor a material adverse effect on our financial condition.

We have considered whether our arrangements with these suppliers require filing pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K and for the reasons discussed above we do not believe that we are substantially dependent on any supplier and therefore do not believe that filing of any such arrangements is required under this item.

We will continue to carefully monitor our disclosures regarding the sole or limited group of suppliers and any related risk factors and will revise our disclosures as necessary to address evolving risks.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

7.	Your results of operations discussion for fiscal years 2009 and 2008 should address the extent to which the changes in revenues from one period to the next were attributable to changes in volumes sold, to changes in prices charged or to new product innovations. Please tell us what consideration you gave to addressing the impact of these factors on your results of operations. In this regard, we note your statement on page 28 that your operating results were influenced in part by pricing and your discussion of new product releases on pages 28 and 29. We also note your discussion of the impact of pricing and volume on your results of operations for fiscal years 2008 and 2007. Please refer to Item 303(a)(3)(iii) of Regulation S-K. This comment also applies to your disclosure in your subsequent Forms 10-Q.

NetScout’s Response:

NetScout considered the impact of volume, changes to prices charged and new product innovations when drafting our Management Discussion and Analysis of Financial Condition and Results of Operations. The increase in revenue from fiscal year 2008 to fiscal year 2009 was substantially the result of incremental volume associated with the acquisition of Network General. We acquired Network General on November 1, 2007, resulting in five months of revenue being included in fiscal year 2008 results, compared to a full twelve months for fiscal year 2009. Shortly after the acquisition, the Network General business and product lines were integrated with Netscout operations in effect becoming one product line with most Network General product being modified and merged with similar NetScout products so that their unique identity was lost. Since that time, we have tracked and managed our operations as one business unit. The changes in revenues between fiscal years 2008 and 2009 attributable to changes in prices charged and new product introductions were not significant in relation to the revenue increase attributable to the sale of legacy Network General products. Now that we have a full year of comparable, post-acquisition history, we expect changes in volume and prices charged and new product introductions to be the most significant factors affecting revenues in future periods, and we expect to discuss those factors in our disclosure in future Forms 10-Q and 10-K.

The new products and enhancements mentioned on pages 28 and 29 represent new functionality added to our existing product offerings, as well as new product offerings to legacy NetScout customers resulting from the Network General acquisition. As discussed above, products acquired in connection with the acquisition of Network General added significantly to our overall combined product portfolio and revenue performance. While we regularly introduce new product upgrades and enhancements, sales of those product upgrades and enhancements contribute to a revenue increase over an extended period of time and were not, during the fiscal year ended March 31, 2009, responsible for any significant increase in revenue, especially given that our development resources during the 2009 fiscal year were substantially devoted to integration of the separate product lines and merging of products rather than creation of new product functionality.

Results of Operations

Fiscal Years Ended March 31, 2009 and 2008

Revenue, page 35

8.	Your discussion of revenues does not appear to fully explain the 58% increase over the prior period. You indicate that product and service revenue increases are primarily attributable to the Network General acquisition, however, you have not identified other factors contributing to the increase or quantified the impact of revenues contributed by Network General and other factors. For example, we note that during fiscal year 2009 you released several new products as well as significant upgrades and enhancements to your existing products although it is not clear how these releases affected revenue. Explain how you considered Section to III.D of SEC Release 33-6835 in discussing each factor, and quantifying the extent of the contribution of each factor, underlying material changes in revenues. This comment also applies to your discussion of expenses.

NetScout’s Response:

The Network General acquisition, which was consummated on November 1, 2007, was a transformative acquisition for NetScout. During the fiscal year ended March 31, 2007 and the fiscal quarter ended September 30, 2007, the last full fiscal year and fiscal quarter prior to the consummation of the acquisition, NetScout had total revenue of approximately $102.5 million and $29.6 million respectively. During the fiscal year ended January 31, 2007 and the fiscal quarter ended October 31, 2007, the last full fiscal year and fiscal quarter prior to the consummation of the acquisition, Network General had total revenue of approximately $140 million and $43.4 million, respectively.

NetScout’s financial results for the fiscal year ended March 31, 2008 included five months of financial results attributable to legacy Network General products and services. Our financial results for the fiscal year ended March 31, 2009 included a full year of financial results attributable to legacy Network General products and services, including those products and related services that were merged with NetScout products, losing their separate identity. We have again reviewed our financial results for fiscal year 2009 and have reviewed Section III.D of Commission Release No. 33-6835. We continue to believe that the material increase in revenue is attributed to the sale of legacy and merged Network General products and services. We do not believe that there were any other significant factors that contributed to the material increase in annual revenue. Because we could not separately track all legacy Network General products and related services, we do not have the ability to quantify the revenue growth due to acquired products and services.

While we regularly introduce new product upgrades and enhancements, sales of those product upgrades and enhancements contribute to a revenue increase over an extended period of time and were not, during the fiscal year ended March 31, 2009, responsible for any significant increase in revenue, especially given that our development resources were substantially devoted to integration of the separate product lines rather than creation of new product functionality. Further, we believe customers buy a comprehensive software/hardware solution from us to solve network management challenges. Due to the overall need to continuously improve our solution, we upgrade or enhance components of that solution over time, but we do not believe those improvements drive significant revenue growth in the fiscal year in which they are introduced.

As to the increases in our expenses during the fiscal year ended March 31, 2009, we have reviewed our financial results for fiscal year 2009 and have reviewed Section III.D of Commission Release No. 33-6835. We believe that the material increases in each expense category can be attributed to the addition of Network General employees and products with the acquisition of Network General. Because Network General operations were quickly merged with NetScout operations, we do not have the ability to quantify the amount of the increase in expenses due to the acquisition. We do not believe that there were any other significant factors that contributed to the material increase in annual expenses. However, in future filings we will disclose the significant factors that contribute to changes in expenses.

Part III, page 52

General

9.	Each Item in Part III of your Form 10-K states that you are incorporating by reference from your definitive proxy statement the required disclosure, but you have not clearly identified, by caption or otherwise, the material incorporated by reference as required by Securities Exchange Act Rule 12b-23(b). In future filings, please ensure that the Part III disclosure identifies by title the section of your definitive proxy statement from which you are incorporating by reference the required disclosure, or otherwise clearly identify the material incorporated by reference.

NetScout’s Response:

In future filings we will either provide a reference to the specific section of the definitive proxy statement or clearly identify the material which is being incorporated by reference into the applicable item in Part III of its Annual Report on Form 10-K.

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed July 27, 2009)

Compensation and Other Information Concerning-Directors and Executive Officers, page 18

General

10.	As you may be aware, the Division of Corporation Finance has made available Staff interpretations of Item 402 of Regulation S-K on the SEC website. Please see “Staff Observations in the Review of Executive Compensation Disclosure” at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm and “Executive Compensation Disclosure: Observations on Year Two and a Look Forward to the Changing Landscape for 2009” at http://sec.gov/news/specch/2008/spch102108jww.htm. This guidance may be helpful as you review the comments set forth below, which should be given appropriate consideration when drafting future versions of your executive compensation and other related disclosure.

NetScout’s Response:

We have reviewed and will continue to review such guidance materials in connection with the preparation of our Compensation Discussion and Analysis and related executive compensation disclosures.

Executive Compensation Summary, page 18

11.	We note from the summary compensation table that Mr. Singhal declined restricted stock unit grants in fiscal years 2007, 2008, and 2009. Please disclose the amount forgone at the election of Mr. Singhal for each respective year. See Instructions to Item 402(c)(2)(iii) and (iv) of Regulation S-K.

NetScout’s Response:

In a Compensation Committee meeting held during the fiscal year ended March 31, 2008, NetScout’s Compensation Committee noted that Mr. Singhal had not received an equity incentive grant in several years and that a grant to Mr. Singhal should be considered. No specific grant amount was discussed. Mr. Singhal had a brief discussion with the Chairman of the Compensation Committee about the potential equity grant and indicated to the Compensation Committee that he would prefer to forgo the grant, and the Compensation Committee honored that request.

12.

It appears that the bonuses paid to your named executive officers for the years covered in the summary compensation table were based upon achievement of undisclosed corporate performance targets and therefore appear to have been awarded pursuant to an “incentive plan,” as such term is defined in Item 402(a)(6)(iii) of Regulation S-K. Accordingly, it appears that the amounts of such performance-based incentive cash bonuses should be included in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table, which you have omitted, instead of in the Bonus column, and that the Grants of Plan-Based Awards table, which you have also omitted, should reflect your performance-based cash incentive bonus plan. Please confirm that you will revise your disclosure accordingly in future filings, or explain to us why you believe you have provided appropriate disclosure of the performance-based incentive cash bonuses awarded to your named executive officers for fiscal 2008. See Question 119.02 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

NetScout’s Response:

In preparing our executive compensation disclosure for our definitive proxy statement for the fiscal year ended March 31, 2009 (the “definitive proxy statement”) we considered whether the bonuses paid to our named executive officers should be disclosed under the Bonus column or under the Non-Equity Incentive Plan Compensation column. At the time, based on the degree of uncertainty with respect to the size of any particular bonus payment and the significant discretion of our Compensation Committee in setting the final amount for each named executive officer, we believed the payments were more correctly characterized as bonus payments rather than non-equity plan incentive compensation. However, we re-reviewed the guidance published by the Commission and the applicable rules, including the definition of the terms “plan” and “incentive plan” contained in Items 402(a)(6)(ii) and (iii) of Regulation S-K, and have determined to disclose such payment in future filings as non-equity incentive compensation under the appropriate column of the Summary Compensation Table, and in the Grants of Plan-Based Awards table, to reflect the portion of our bonus program that constitutes non-equity incentive plan compensation.

Performance Incentives and Targets, page 25

13.	You state on page 25 that you benchmark compensation for executive officers and consider such information as part of a range of factors in determining appropriate compensation levels but have not identified the benchmark. You further state on page 27 that base salary levels generally are set within the range of salaries paid for comparable positions. Your disclosure should address how you determined total compensation or the elements thereof in light of the benchmarks used. For instance, if the compensation committee set the benchmark at a certain range or percentile of the compensation opportunity provided by the component companies, the range or percentile should be disclosed. If compensation for a particular executive is above or below the benchmark, this should also be disclosed and discussed. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

NetScout’s Response:

As stated in our definitive proxy statement, we do consider the compensation paid by a group of companies that we consider to be our peers with respect to comparable named executive officers as part of the overall mix of information we use in determining the compensation payable to our named executive officers. Specifically, for comparison purposes we reviewed compensation data for a group of small companies and for a group of larger companies, both listed in our proxy statement. There was not a group of closely comparable companies in size and market space, so we used the two groups of companies as “book-ends” in our peer analysis.

As discussed in more detail in our response to comment 14 below, our Compensation Committee generally compared the individual base salaries for our Named Executive Officers during the fiscal year ended March 31, 2009 to the median level of the smaller company peer group, which group approximated our scale of operations prior to the Network General acquisition. While we did compare to the median level of the smaller company peer group for base salary compensation purposes, that comparison was informative but not determinative of our compensation decisions. The comparative information was used in connection with the other information as discussed in our proxy statement, including the applicable Named Executive Officer’s qualifications, experience, and responsibilities, in determining compensation.

In determining the level of incentive compensation for the Named Executive Officers the Compensation Committee looked to the bonus compensation levels for the larger company peer group. By setting base salary levels in relation to the smaller company peer group and incentive compensation in relation to larger company peer group, the Compensation Committee sought to reward the Named Executive Officers as a team for achieving revenue growth to drive the size of the combined Network General and NetScout businesses toward the revenue levels of the larger company peer group. The revenue targets were augmented by EPS targets, both of which had to be achieved to realize revenue growth without sacrifice of profitability.

The “on plan” total compensation for FY2009 for the Named Executive Officers other than the CEO was targeted at approximately 75% of the average total compensation for the larger company peer group with appropriate adjustments on an executive by executive basis to reflect differences in the perceived scope of their responsibilities. The CEO’s incentive compensation was set in a range that at the low end would result in total compensation at approximately two-thirds of the average total compensation of the CEOs of the larger company peer group and with the high end at approximately 100% of the average total compensation of the larger company peer group. The Compensation Committee and the Board of Directors retained discretion to award the final incentive compensation level within the range based on their collective judgment of the effectiveness of the integration of the Network General and NetScout businesses, revenue growth, earnings and strategy for the combined larger business.

As described above, peer information is used generally, and compensation paid to our executive officers is generally within the range of compensation paid by our peers for comparable positions, and we do not base compensation only on threshold percentages or upper or lower percentage limits. We will provide additional disclosure, based on the language above, about our compensation targeting process in future filings.

Base Salary, page 27

14.	With respect to base salaries paid to your executive officers, please ensure that you address on an individualized basis how the compensation committee determined the specific amounts paid to each named executive officer, including how the determination to increase base salaries for all of the named executive officers in the amounts reflected in the summary compensation table was made.

NetScout’s Response:

As discussed above in our response to comment 13, fiscal year 2009 was the first full fiscal year after our acquisition of Network General. However, the salaries of our Named Executive Officers with respect to such fiscal year were determined early in fiscal 2009 at a time when our Compensation Committee only used data for our smaller company peer group for the fiscal year 2006 and 2007 time periods, the most current data then available, because the Network General acquisition was less than a year old and such smaller company peer group was more reflective of our size prior to such acquisition. As a result, our Compensation Committee determined to give greater weight to incentive compensation compared to base salary with respect to the compensation to be paid during fiscal year 2009 in order to incentivize our management to focus its time and attention during fiscal year 2009 on the continued integration of two approximately equal sized organizations.

Accordingly the base salaries for our Chief Executive Officer and Chief Financial Officer were targeted at the median level of small company peer group with an upward adjustment of approximately 6% to reflect an assessment of potential inflation. The base salary of our Chief Operating Officer was patterned between the CEO and CFO base salaries, with an adjustment upward by approximately 15% to reflect his increased operational responsibility in connection with the Network General integration. In setting the base salary for the Vice President of Finance and Chief Accounting Officer, our Compensation Committee did not have clearly comparable data from the smaller company peer group and therefore determined his base salary without reference to peers and instead focused on his individual goals and historical performance. As described in the proxy statement, the compensation of our Senior Vice President, Worldwide Sale has historically been weighted more heavily toward incentive cash compensation based on achievement of sales targets. In fiscal year 2008, the percentage of base salary of such officer relative to his total compensation had decreased below historical levels. Accordingly, for fiscal year 2009, his base salary was increased to more closely reflect the historical balance of his base compensation relative to his incentive compensation.

15.	Please clarify whether and to what extent the Chief Operating Officer, who “makes his own recommendations to the Chief Executive Office for the Chief Executive Officer’s consideration,” has a role in determining his own compensation.

NetScout’s Response:

The Chief Operating Officer has no role in determining his own compensation. As part of his annual review, he does provide the Chief Executive Officer with an assessment of his own performance during the year.

Incentive Compensation, page 28

16.	We note that you have omitted not only the target levels with respect to specific quantitative performance-related factors considered in setting compensation, which is permitted under the circumstances outlined in Instruction 4 to Item 402(b) of Regulation S-K, but you have also omitted the performance metrics upon which incentive compensation is based. Given your statements that your cash incentive plan is based on the achievement of company-wide goals, individual goals and other criteria, the performance metrics appear to be material to your compensation of the named executive officers and should be discussed. Refer to Item 402(b)(2)(vi) and (vii) of Regulation S-K. Please provide a description of the elements of corporate and individual performance that were taken into account with respect to each named executive officer in awarding cash incentives. In addition, disclose whether the corporate and individual targets were met in each instance, state whether discretion was exercised to reduce or increase the size of any award or payout and describe in material detail how achievement of the various corporate performance objectives resulted in the specific payout s reflected in the summary compensation table.

NetScout’s Response:

As discussed above, for fiscal year 2009, our Compensation Committee determined to give greater weight towards incentive compensation compared to base salary. In connection with that decision, our Compensation Committee established the following performance objectives, and the discussion below assesses, on an individual by individual basis, the general performance objectives and achievement levels of those goals. However, the specific targets for items such are EPS, specific contract renewal rates, quote to cash targets, bookings levels, targeted new customer levels, and increases in international revenue represent confidential, competitive information, the disclosure of which could result in harm to our ability to compete and therefore are not disclosed. We will provide disclosure in future filings, consistent with the discussion in this response, regarding our Named Executive Officers’ goals to the extent it is material to our future compensation decisions.

Performance Objectives Considered in Determining Incentive Compensation

For the fiscal year ended March 31, 2009, the objectives considered for each Named Executive Officer were as follows (with no specific weighting of elements):

Chief Executive Officer: (1) Develop and drive a near-term growth strategy for the company to achieve target revenue and EPS growth for the fiscal year, (2) Maximize the strategic opportunities created by the acquisition of Network General in terms of retaining, leveraging and expanding the combined customer base for sustained revenue growth of above a target growth threshold, (3) Articulate a five year market leadership vision that allows us to build short and medium term execution strategies, (4) Continue to mentor the senior management team and ensure succession planning at two levels of senior management, and (5) Motivate and support an active, effective Board of Directors including providing education on the competitive and business environment.

Chief Operating Officer: (1) Drive execution in all functions of the company to achieve target revenue and EPS growth for the fiscal year, (2) Upgrade our management system to effectively support the post Network General acquisition scale of worldwide business through a combination of information systems, process upgrades and organization development efforts, (3) Deliver the integration of the legacy Network General and NetScout product portfolios through two major successful product releases in the year, (4) Preserve the combined installed customer base through investment protection and increasing customer satisfaction as measured by service contract renewal rates, (5) Increase our marketplace position as a strategic, mainstream network management provider in the large enterprise segment as measured by media activity, and (6) Promote and preserve our culture and values during the transformation to the new NetScout management system.

Chief Financial Officer and Senior Vice President: (1) Make sure that sure that the company and the finance team fully complies with latest rules and regulations, compliance and revenue recognition standards to avoid any material weakness in Sarbanes-Oxley testing and any financial reporting restatement, (2) Accelerate our quote to cash process to agreed targets, (3) Lead a companywide business process improvement initiative based on top management approved priorities, (4) Develop a treasury organization and management process to balance risk and return on cash and to develop a foreign exchange management system, (5) Provide sound corporate governance and support for Board of Directors processes, and (6) Continue to communicate to the investment community to ensure our valuation reflects our performance.

Chief Accounting Officer: (1) Complete conversion and integration of Network General financial systems, processes and organization without business disruption. Restructure corporate financial policies to meet the needs of the post-integration business. Establish internal customer service focus and metrics across finance operations. (2) Insure high standards of financial integrity and compliance with financial best practices and accounting standards. Maintain internal controls with no material weaknesses. Avoid any Form 10K/10Q restatements. (3) Improve the tax organization and bring tax filings and statutory audits into timely compliance. (4) Establish comprehensive executive management reporting for faster, higher quality decision making. (5) Lead expense reduction initiatives, focusing on travel, outside services and facilities reductions. (6) Improve the quarter end financial management/shipment process.

Senior Vice President, Worldwide Sales: (1) Continue to deliver meaningful, high quality forecasts, as measured by no more than a threshold percentage drop between initial forecast and actual gross bookings in any quarter, (2) Develop a sales strategy and deliver a targeted order entry amount in fiscal year 2009, (3) Grow bookings by a targeted amount in two specified areas, and (4) Increase international revenue to a targeted percentage.

Evaluation of Achievement of Performance Objectives

As stated in our proxy statement for fiscal year 2009, our Board considered the company-wide targets reasonably achievable, and based on our strong performance in exceeding those targets, bonus accruals slightly exceeded 100% for the fiscal year. As described in more detail below for the CEO, COO and CFO, the individual goals listed above were achieved for the year and each Named Executive Officer was awarded the same percentage of the target bonus amount for such Named Executive Officer using a team-based assessment. The incentive compensation of the Senior Vice President of Sales was based substantially on specific sales related targets and resulted in a different percentage of bonus achievement. The incentive compensation for the Vice President of Finance was assessed separately based on individual goal achievement. In each case, discretion was exercised, taking into account the extent to which some goals were exceeded if others were not met and the extent to which uncontrollable factors influenced goal achievement.

Chief Executive Officer: (1) The targeted revenue and EPS goals were exceeded, (2) the targeted revenue growth was achieved initially but was not achieved for the complete year due to the significant general market decline starting in the fourth calendar quarter of 2008, accordingly it was determined that the controllable elements of the performance objective were achieved, (3) the market leadership vision was determined to have been achieved through the articulation of new Modern IP Network concepts based on our market leadership in packet flow technology, (4) the mentoring and succession planning goals were achieved in certain critical areas and were thus determined to have been achieved, (5) the Board effectiveness goal was achieved through regular and more informative market updates at quarterly board meetings and through the provision of risk management training for the Board through an accredited third party provider.

Chief Operating Officer: (1) The targeted revenue and EPS goals were exceeded, (2) Strong progress was made in the upgrading of our management system as exemplified by regular formal management reviews, regular senior staff meetings, ongoing focus on the ISO quality and customer satisfaction processes, (3) The integration of the legacy product portfolios was achieved with two major product releases during the year, (4) the preservation of the combined installed customer base was largely achieved with the attainment of high target service contract renewal rates, (5) the marketplace position goal was deemed achieved through increased press coverage, increased speaking engagements and a substantial increase in industry award activity, and (6) the preservation of company culture and values was achieved with the full integration of the Network General and NetScout teams.

Chief Financial Officer and Senior Vice President: (1) the Sarbanes-Oxley goal was achieved more efficiently and more effectively than ever before, (2) the cash to quote process was largely achieved through the implementation of specific tracking systems and response time goals that were monitored and exceeded during the year, (3) the business process goals were accomplished through the establishment of a program and the implementation of processes and reporting systems, (4) the treasury management goal was achieved through the development of a plan to be implemented in fiscal year 2010 and tighter treasury oversight and monthly cash management reviews, and (5) the investment community communication efforts were improved and investment analyst coverage was increased.

Senior Vice President, Worldwide Sales: (1) The high quality sales forecast goals were accomplished in each quarter, (2) the beginning year targeted order entry level was not achieved due to the economic downturn starting in the third calendar quarter of 2008, (3) of the two specified areas for bookings growth, one was achieved and one was not, and (4) the international revenue goals were exceeded. Because the bulk of the Senior Vice President, Worldwide Sales’ incentive compensation was based on numerical targets, the downturn in the economy resulted in a lower percentage achievement of incentive compensation targets.

Vice President of Finance and Chief Accounting Officer: (1) The integration of systems, processes and organizations was accomplished with improved processes and service levels, (2) High financial integrity and compliance standards were maintained with no internal control material weaknesses or financial restatements, meeting the goal, (3) The tax organization was restructured although slowly and compliance timeliness improvements were begun, (4) Management reporting was substantially improved, exceeding the objective, (5) The expense reduction goal was exceeded, and (6) The quarter end financial management process improvement goal was met.

Stock-Based Awards and Executive Officer Stock-Based Awards, page 29

17.	Although you provide general information regarding policies relating to your long-term equity compensation, your disclosure should also provide substantive analysis and insight into how the compensation committee determined the actual award amounts. With a view toward providing expanded disclosure in future filings, please tell us how the compensation committee determined the specific equity awards made to your named executive officers in fiscal 2009.

NetScout’s Response:

During the fiscal year ended March 31, 2009, NetScout did not make any equity awards to any of its named executive officers. If named executive officers receive equity compensation in future years, our future filings will include substantive analysis and insight into how the Compensation Committee determined the actual award amounts.

Item 13. Certain Relationships and Related Transactions (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed July 27, 2009)

18.	We note that you have incorporated by reference the information required by this Item from your definitive proxy statement; however, you have not disclosed in the definitive proxy statement whether you had any reportable transactions with related persons since the beginning of your last fiscal year nor have you disclosed what your related party transaction approval policy is. If no related party transactions occurred during this period, please provide us with a representation to this effect and confirm that you will provide the disclosure required pursuant to paragraphs (a) and (b) of Item 404 of Regulation S-K in future filings.

NetScout’s Response:

We confirm that we did not have any undisclosed related-party transactions during the fiscal year ended March 31, 2009. We note that on page 24 of our definitive proxy statement we stated that certain employment arrangements were entered into after the end of the fiscal year ended March 31, 2009, and that such agreements were approved by a majority of our Board of Directors and by a majority of the disinterested members of our Board of Directors.

For a discussion of our related party transaction policy, please see page 24 of our definitive proxy statement which states: “All future transactions, if any, with our executive officers, directors, and affiliates will be on terms no less favorable to us than could be obtained from unrelated third parties and will be approved by a majority of our Board of Directors and by a majority of the disinterested members of our Board of Directors.” In future filings, we will provide a heading which clearly indicates our related party transaction approval policy.

Further, we understand the disclosure required by Items 404(a) and (b) of Regulation S-K. Our future filings will provide the disclosure required by such items, regardless of whether any transactions reportable under Item 404(a) and (b) occurred during the relevant disclosure period.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

19.	We note your additional disclosure of share-based compensation on the face of the Consolidated Statements of Operations which includes a total of share-based compensation. Pursuant to paragraph F of SAB 107, the Staff believes that disclosure regarding the amount of expense related to share-based payment arrangements might be appropriate in a parenthetical note to the appropriate income statement line items, on the cash flow statement, in the footnotes to the financial statements, or within MD&A. The guidance in SAB 107, however, does not provide for a reconciliation of the share-based compensation expense on the face of the income statement that includes a total of the share-based compensation. Tell us how you considered the guidance in SAB 107 in your current disclosures and tell us how you intend to comply with such guidance in your future filings. In addition, see the Division of Corporation Finance’s “Current Accounting and Disclosure Issues” (Updated 11/30/06), Section I.B.2.

NetScout’s Response:

Our disclosures of share-based compensation on the face of the Consolidated Statements of Operations were presented with corresponding parenthetical notes to the appropriate income statement lines consistent with the example provided in paragraph F of Staff Accounting Bulletin

No. 107. This presentation was intended as supplemental disclosure and not as a reconciliation of share-based compensation expense to the face of the income statement. We agree that the use of a sub-total in this parenthetical note and the parenthetical notes themselves could be misconstrued. Therefore, we will discontinue the presentation of share-based compensation expense on the face of the financial statements in our future filings, as suggested in the Division of Corporation Finance’s “Current Accounting and Disclosure Issues”, Section I.B.2.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Three Months Ended September 30, 2009 and 2008

Revenue, page 20

20.	We note that your increase in service revenue was partially due to “a lower purchase accounting adjustment associated with the Network General acquisition.” Please clarify this statement to explain how the purchase accounting adjustment results in an increase in your service revenues. Please consider clarifying your disclosure in future filings.

NetScout’s Response:

Our service revenue includes maintenance revenue that is recognized ratably over the life of customer support agreements, typically 12 months. Included in the service revenue for fiscal years 2008 and 2009 is the recognition of previously deferred maintenance revenue acquired through the acquisition of Network General. This acquired deferred revenue was adjusted to fair value under FAS 141 at the time of the acquisition to eliminate “selling” profit from the contracts that were purchased from Network General. As the contracts relating to the fair value adjusted deferred revenue amortize over time, they represent an increasingly smaller proportion of total maintenance contracts and revenue. New renewal contracts entered into after the acquisition have were sold and recorded at a higher price than the fair value recognized for purchase accounting purposes of the prior acquired contracts. This results in higher year over year service revenue. We agree that the original statement may not be clear enough. We will revise this language in future filings as follows: “Service revenue was also impacted by the purchase accounting adjustment to deferred maintenance revenue associated with our acquisition of Network General. This acquired deferred revenue was reduced to fair value. As the acquired contracts expire, they comprise a smaller proportion of total maintenance revenue and subsequent renewal contracts have significantly higher fair value. This has the effect of increasing maintenance revenue over time from the acquired maintenance relationships.”

* * * * * * *

In addition, NetScout acknowledges:

•	NetScout is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	NetScout may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (978) 614-4202 if you have any questions or would like any additional information.

Sincerely,

/s/ David P. Sommers

David P. Sommers

Senior Vice President, General Operations and Chief Financial Officer, NetScout Systems, Inc.

cc:	Anil K. Singhal, President and Chief Executive Officer, NetScout Systems, Inc.

Jeff Wakely, Vice President, Finance and Chief Accounting Officer, NetScout Systems, Inc.

Jeff Levinson, Vice President and General Counsel, NetScout Systems, Inc.

Miguel J. Vega, Cooley Godward Kronish, LLP

Dean Petracca, PricewaterhouseCoopers, LLP